Exhibit 5.6

                                  FEE SCHEDULE
                                     TO THE
                         INVESTMENT ADVISORY AGREEMENT
                                    Between
                              LKCM FUND ("Trust")
                                      and
             LUTHER KING CAPITAL MANAGEMENT CORPORATION ("Adviser")
                       which is Dated as of June 21, 1994

        1. For the services provided and the expenses assumed pursuant to the captioned Investment Advisory Agreement, the LKCM International Fund of the Trust (the "Fund") will pay the Adviser a fee, computed by applying a quarterly rate, equal on an annual basis to 1.00% of the Fund's average daily net assets for the quarter.

        2. This Fee Schedule shall be attached to and made a part of the captioned Investment Advisory Agreement and is subject to all of its terms and conditions.

        3. Pursuant to Section 13 of the Agreement, the Agreement is hereby supplemented and amended with respect to the Fund as follows: Adviser is authorized to delegate some or all of its duties under the Agreement to one or more other parties, subject to (a) applicable requirements of the Investment Company Act of 1940, as amended, and (b) the Adviser's ongoing duty to supervise and oversee the activities of such other parties and make periodic reports to the Trust's Board of Trustees.

        IN WITNESS WHEREOF, the parties hereto have caused the Fee Schedule to be executed by their designated officers as of December 30, 1997.



                        LKCM INTERNATIONAL FUND


                        By: /s/ Jacqui Brownfield
                            ---------------------


                        LUTHER KING CAPITAL MANAGEMENT CORPORATION


                        By: /s/ Luther King
                            ---------------------


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